Exhibit 12. 1
Ratio of Earnings to Fixed Charges
Exhibit 12.1
Echostar DBS Corporation
Ratio of Earnings to Fixed Charges
(in thousands)

						For the Three Months
						Ended March 31,
	For the Years Ended December 31,					(unaudited)
	2007	2006	2005	2004	2003	2008	2007
Income (loss) before taxes	$1,344,570	$934,521	$1,029,339	$310,478	$333,114	$428,664	$276,580

Interest expense (net of amounts capitalized)	372,612	389,993	305,265	433,364	407,030	87,841	90,005
Amortization of capitalized interest (estimate)	12,188	11,771	11,052	11,052	14,455	1,359	3,003
Interest component of rent expense (1)	2,580	2,430	2,328	2,110	1,515	635	201

Earnings before fixed charges	$1,731,950	$1,338,715	$1,347,984	$757,004	$756,114	$518,499	$369,789

Interest expense (net of amounts capitalized)	$372,612	$389,993	$305,265	$433,364	$407,030	$87,841	$90,005
Capitalized interest	7,434	12,079	—	—	8,428	1,845	2,661

Interest component of rent expense (1)	2,580	2,430	2,328	2,110	1,515	635	201

Total fixed charges	$382,626	$404,502	$307,593	$435,474	$416,973	$90,321	$92,867

Ratio of earnings to fixed charges	4.53	3.31	4.38	1.74	1.81	5.74	3.98

(1)	The interest component of rent expense has been estimated by taking the difference between our gross rent expense and the net present value of our rent expense using the weighted average cost of debt for our senior notes during each respective period. The rates applied are approximately 9% for the year ended December 31, 2003 and approximately 7% for the years ended December 31, 2004 through December 31, 2007 and for the three months ended March 31, 2007 and 2008.